Brookfield

# 2023

## Q3 INTERIM REPORT

# Brookfield Renewable Partners L.P.

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. We include assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business.
Our global diversified portfolio of renewable power assets, which makes up over 96% of our business, has approximately 31,000 MW of operating capacity and annualized LTA generation of approximately 71,400 GWh and a development pipeline of approximately 143,400 MW.
The table below outlines our portfolio as at September 30, 2023:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	139	2,921	11,963	2,559
Canada	19	33	1,361	5,178	1,261
	49	172	4,282	17,141	3,820
Colombia(3)(4)	11	17	2,953	15,891	3,703
Brazil	27	43	940	4,811	—
	87	232	8,175	37,843	7,523
Wind
North America
United States	—	36	3,368	10,895	—
Canada	—	4	483	1,438	—
	—	40	3,851	12,333	—
Europe	—	45	1,175	2,563	—
Brazil	—	24	582	2,390	—
Asia	—	24	1,451	4,190	—
	—	133	7,059	21,476	—
Utility-scale solar	—	157	4,436	9,273	—
Distributed energy & sustainable solutions
Distributed generation(5)(6)	—	6,316	2,228	2,823	—
Storage & other(7)	2	23	4,004	—	5,220
	2	6,339	6,232	2,823	5,220
	89	6,861	25,902	71,415	12,743
(1)LTA is calculated based on our portfolio as at September 30, 2023, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three battery storage facilities in North America (36 MW).
(3)Includes two wind plants in Colombia (32 MW).
(4)Includes two solar plants in Colombia (52 MW).
(5)Includes a battery storage facility in North America (10 MW).
(6)Includes nine fuel cell facilities in North America (10 MW).
(7)Includes pumped storage facilities in North America (667 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), 12 cogeneration plants in Latin America (846 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

Recently, we have also made structured investments to grow our sustainable solutions portfolio, which is comprised of renewable power and emerging transition asset classes where our initial investments position us for potential future large-scale decarbonization investments. This portfolio includes investments in businesses that have an operating portfolio of 47 thousand metric tonnes per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) operating production capacity annually, over 1 million tons of recycled materials and 4 GW of operating renewable power assets. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with up to 14 million metric tonnes per annum (“MMTPA”) of CCS, 27 materials recovery facilities (“MRFs”) that would result in 2 million tons of recycled materials, 70 digesters that would produce more than 4 million MMBtu of RNG production capacity annually, a solar manufacturing facility capable of producing 5,000 MW of panels annually and a 1 MMTPA green ammonia facility powered entirely by renewable energy.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2023 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia(2)(3)	3,632	3,985	3,881	4,393	15,891
Brazil	1,183	1,198	1,214	1,216	4,811
	9,452	10,141	8,502	9,748	37,843
Wind
North America
United States	2,945	2,900	2,410	2,640	10,895
Canada	400	345	273	420	1,438
	3,345	3,245	2,683	3,060	12,333
Europe	786	562	474	741	2,563
Brazil	438	549	756	647	2,390
Asia	1,030	1,056	997	1,107	4,190
	5,599	5,412	4,910	5,555	21,476
Utility-scale solar	2,054	2,548	2,689	1,982	9,273
Distributed generation	612	838	806	567	2,823
Total	17,717	18,939	16,907	17,852	71,415
(1)LTA is calculated based on our portfolio as at September 30, 2023 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants in Colombia (174 GWh).
(3)Includes two solar plants in Colombia (100 GWh).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2023 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,224	2,359	1,466	1,950	7,999
Canada	1,010	1,210	980	959	4,159
	3,234	3,569	2,446	2,909	12,158
Colombia(2)(3)	828	909	886	1,001	3,624
Brazil	1,008	1,020	1,034	1,035	4,097
	5,070	5,498	4,366	4,945	19,879
Wind
North America
United States	902	892	730	856	3,380
Canada	305	266	211	320	1,102
	1,207	1,158	941	1,176	4,482
Europe	272	204	168	246	890
Brazil	143	182	248	207	780
Asia	252	262	246	272	1,032
	1,874	1,806	1,603	1,901	7,184
Utility-scale solar	613	851	887	584	2,935
Distributed generation	201	294	283	184	962
Total	7,758	8,449	7,139	7,614	30,960
(1)LTA is calculated based on our portfolio as at September 30, 2023 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants in Colombia (41 GWh).
(3)Includes two solar plants in Colombia (23 GWh).
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca

.Letter to Unitholders .

Our business performed well this quarter, with strong operating results, growth ahead of our targets and development in-line with plan. We continued to deliver solid FFO growth, advanced our development program with a record 5,000 megawatts of capacity expected to be delivered his year, and agreed to invest approximately $2.2 billion of equity capital (~$450 million net to Brookfield Renewable) in a number of investments across the globe.
Our financial position remains strong. We expect to execute just short of $20 billion of non-recourse financing this year, generating over $800 million in upfinancing proceeds to Brookfield Renewable, while maintaining our strong investment grade credit rating. We ended the quarter with $4.4 billion of available liquidity, providing significant flexibility to continue executing on our growth and development strategy.
With several new and previously announced large acquisitions now closed or expected to close before year end, we continue to be well positioned to deliver in excess of our 10% FFO per unit growth target for the year.
Our returns remain robust
The renewables sector traded down in the public markets on the back of higher interest rates and a perceived tightening of industry margins. Even though we are well positioned to benefit in this environment, and insulated from the challenges that are seemingly impacting others in our sector, we have not been immune to the lower market prices. And while we are never pleased when our share price is down, we are long-term focused investors and we believe the outlook for our business is better than ever. As we continue to deliver on our growth targets and execute on our strategic priorities, our share price should respond and better reflect the intrinsic value of the business.
Most importantly, we are not seeing a reduction in the return we are able to generate on our capital. In fact, quite the opposite, we are seeing plentiful opportunities to deploy capital at or above our target returns, as demand for clean power from corporations continues to accelerate. This opportunity is more pronounced in the current market where access to capital is becoming increasingly scarce for some market participants – creating a favorable environment for those such as ourselves, with the capital, capabilities, and pipeline of projects to deliver for our clients. Notably, there are particularly attractive opportunities to acquire high quality businesses with strong pipelines but lack the access to capital or scale operating capabilities to build out the projects.
In this environment, our ongoing approach to M&A is particularly effective. We are leveraging our existing capabilities and development pipeline to capture the growing demand, while at the same time using our access to capital to add leading platforms in core markets around the world. These additions further enhance our capabilities and position us as the clean energy and decarbonization partner of choice for leading corporations. And by consistently enhancing our business, we expect to be even more well positioned to capture a greater portion of the market demand in the future. It is a powerful and virtuous cycle.
Over the last five years, the amount of clean energy procured annually by corporates has increased almost 10 times and, looking forward, we do not expect this trend to slow down. Access to energy is now the key constraint for a number of these businesses which acquire large amounts of power, including leading global technology companies, to execute their growth plans.
As one of the only scale multi-technology global clean energy businesses in the world with an almost 150,000 megawatt development pipeline, we are uniquely positioned to benefit. With our extensive energy marketing and operational capabilities, our ability to offer 24/7 clean power solutions from our technologically diversified fleet, and our ability to credibly deliver scale projects on time across all key

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

global markets, we have become a go-to partner providing bespoke solutions to meet the needs of the largest procurers of clean energy globally.
As a result, we continue to see a very robust market to contract our capacity and have been successful in signing contracts at prices that appropriately compensate us for higher construction and financing costs. As an example, by leveraging our development pipeline, our existing hydro facilities, and our power marketing capabilities, we recently signed an agreement with one of the leading global tech companies to provide them with a total of 18 terawatt hours (equal to the annual electricity consumption of almost 2 million homes in the U.S.) over the next five years to serve their growing requirements in the U.S.
Our approach to development continues to be focused on delivering appropriate risk-adjusted returns and focusing on investment opportunities that we can de-risk quickly. We do not build on spec and reduce risk in our investments by simultaneously securing power purchase agreements, construction contracts and financing before committing significant capital. We limit construction risk by using a localized approach to construction and development and manage our investment spend by leveraging our central procurement capabilities. Lastly, we leverage our commercial teams to source the highest quality offtakes and focus on the most mature and lowest cost renewable power technologies (solar and onshore wind) in the highest growth regions to ensure our projects produce the most de-risked high quality cash flows. This approach has served us well for decades and allows us to deliver consistent performance in all market conditions.
We are also crystalizing and proving out our returns through our asset recycling initiatives. In the current environment, we continue to see strong demand for de-risked assets with long-term contracts and fixed rate financing in place. As an example, we recently agreed to the sale of a 150-megawatt solar facility in Europe that we commissioned earlier this year for proceeds of $100 million, representing almost three times our invested capital. This marks the continuation of a successful asset recycling program that in the last 18-months has generated ~$1.4 billion of proceeds (~$600 million net to Brookfield Renewable), which on average represents an almost three times multiple of our invested capital. Looking forward, we expect that our capital recycling program will continue to be a key component of our overall source of funds and a means of generating value above our underwriting targets for investors.
We are set to benefit from the closing of a number of highly accretive M&A transactions
We are making good progress closing our previously announced acquisitions. We recently closed the acquisition of 50% of X-Elio, our leading global solar developer, bringing our ownership interest in that business to 100%. We also closed the acquisition of Deriva Energy (formerly Duke Energy Renewables), one of the largest renewable platforms in the U.S. with 5,900 megawatts of operating and under construction wind, utility scale solar and storage assets, and a 6,100 megawatt development pipeline.
We continued to advance the regulatory approval process for our acquisition of Westinghouse Electric, and we expect to satisfy all conditions to closing this week with closing imminently thereafter. We have also progressed our acquisition of Origin Energy, receiving authorizations from the Australian Competition and Consumer Commission in October, and received a unanimous recommendation from Origin’s board having increased our offer to the top end of their independent expert’s valuation range providing a compelling opportunity for Origin’s shareholders to realize the value of their investment. With the shareholder vote scheduled for late November, we are targeting to close the acquisition in early 2024.
We are also seeing an increasing number of opportunities to acquire scale portfolios and platforms, given the recent move in public market valuations, combined with the increasing need for capital across the sector. This environment plays to our strengths as we can invest at attractive risk-adjusted returns when others are pulling back.
Recently we agreed to acquire Banks Renewables for ~$600 million (~$120 million net to Brookfield Renewable), a leading independent UK renewables developer with ~260 megawatts of onshore wind assets, ~800 megawatts of near-term development and another 3,000 megawatts of later stage projects. We expect the Banks transaction to close prior to year-end. We also agreed to partner with Axis Energy, a leading renewable developer in India with whom we have successfully developed 1,800 megawatts of

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

capacity with over the past two years, creating a new development platform with 1,200 megawatts of advanced stage capacity and another ~5,000 megawatts of projects in the development phase. Under the agreement, we are targeting to invest up to $850 million (up to $170 million net to Brookfield Renewable) over the next 3 years to develop approximately 2,500 megawatts of wind and solar capacity.
In total, over the coming months we expect to have closed transactions totaling $9.2 billion ($1.5 billion net to Brookfield Renewable) of capital that will be immediately accretive adding ~$200 million in expected incremental annual FFO and continuing to grow the value of the business, positioning ourselves to continue to deliver on our decade long track record of 10%+ FFO per unit annual growth.
In light of public market conditions and our strong conviction in the intrinsic value of our business and growth trajectory, we have also started to allocate capital to repurchase shares. Starting this quarter, we repurchased almost 1.5 million units under our normal course issuer bid. Looking forward, we will continue to allocate capital based on where we are seeing the best risk-adjusted returns and remain confident that we will continue to create meaningful value for our investors.
Operating Results
We generated FFO of $253 million, or $0.38 per unit in the third quarter, bringing our year-to-date FFO per unit to $1.29, a 7% increase compared to the prior year. Our business continues to deliver strong results, benefiting from our highly diversified operating platform, inflation indexed cash flows and strong all-in pricing.
Our business is backed by high-quality cash flows, in large part from our perpetual hydro portfolio which generates dispatchable, clean, baseload power that has become increasingly valuable in today’s environment. We are also well positioned to benefit from the increased demand for reliable, carbon-free generation with significant capacity available for re-contracting over the next five years in a very positive environment for prices of electricity. We expect to be able to execute new contracts which will contribute additional FFO and allow us to up-finance many of the assets due to their low levels of debt.
Our hydroelectric segment delivered FFO of $129 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.
Our wind and solar segments generated a combined $145 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which is underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $39 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.
Our renewable power development pipeline stands at almost 150,000 megawatts, nearly one and half times larger than it was at this time last year. We also continue to be successful starting development on projects earlier than had been planned and scaling our development to meet growing demand for clean power. We have approximately 5,000 megawatts on track for commissioning this year, and ~7,000 and ~8,000 megawatts on track for delivery in 2024 and 2025, respectively. Much of the capital for these projects is already invested, and we will see the returns on that capital when the projects begin producing cash upon commissioning. We expect newly commissioned capacity this year to contribute approximately $70 million in additional FFO annually and commissioned capacity in the following two years to contribute a combined $180 million in additional FFO annually.
Balance Sheet & Liquidity
Our financial position remains excellent, and our available liquidity is robust, providing significant flexibility to fund our growth. We are resilient to rising global interest rates, with ~90% of our borrowings being project level non-recourse debt, with an average remaining term of over 10 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Despite market volatility, we continue to have access to deep and varied pools of capital, differentiating our business. We finished the quarter with $4.4 billion of available liquidity, giving us significant optionality during periods of capital scarcity. So far this year, we have secured over $10 billion of non-recourse financing across the business and expect to raise an additional $8 billion in non-recourse financing by year-end, generating over $800 million in total upfinancing proceeds to Brookfield Renewable for the year.
Outlook
We are benefiting from almost all of today’s major global themes and the outlook for our business is as strong as ever. We remain focused on our goal of delivering 12-15% long-term returns for investors while remaining disciplined allocators of capital, leveraging our deep funding sources and operational capabilities to enhance value and de-risk our business.
On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.
Sincerely,

Connor Teskey
Chief Executive Officer
November 3, 2023

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power and sustainable solutions assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value. For our sustainable solutions portfolio, our strategy is to make small upfront investments with experienced partners that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 23-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 3,700 experienced employees. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in our sustainable solutions portfolio which is comprised of emerging transition asset classes where our initial investment positions us for future large-scale decarbonization investments.
Our portfolio of renewable power assets consists of approximately 31,000 MW of installed capacity largely across four continents that produces annualized long-term average generation on a proportionate basis of approximately 31,000 GWh, and a development pipeline of approximately 143,400 MW. Our portfolio of sustainable solutions includes investment in businesses with an operating portfolio of 47 thousand metric tons per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) annual production capacity, over 1 million tons of recycled materials.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost, cleanest and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available.
•Energy Storage & Sustainability Solutions. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other sustainable solutions assets, such as carbon capture, are helping businesses and countries achieve their net-zero goals.
With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies, providing significant scarcity value to our investors.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 14%, and approximately 89% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 10 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 7% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at September 30, 2023 was over $4.4 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operators and developers. Brookfield Renewable has approximately 3,500 experienced operators and approximately 130 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 143,400 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in projects with up to 14 MMTPA of CCS, 27 materials recovery facilities MRFs that would result in 2 million tonnes of recycled materials, 70 digesters that would produce more than 4 million MMBtu of RNG of production capacity annually, a solar manufacturing facility capable of producing 5 GW of panels annually, and 1 MMTPA green ammonia facility powered entirely by renewable energy.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investment. We are primarily funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out of our development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2023
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2023 is provided as of November 3, 2023. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2023 Highlights	13	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	35
Part 2 – Financial Performance Review on Consolidated Information	16	Consolidated statements of cash flows	36
		Shares and units outstanding	37
		Dividends and distributions	38
Part 3 – Additional Consolidated Financial Information	18	Contractual obligations	38
Summary consolidated statements of financial position	18	Supplemental guarantor financial information	38
Related party transactions	19	Off-statement of financial position arrangements	39
Equity	22
		Part 6 – Selected Quarterly Information	40
Part 4 – Financial Performance Review on Proportionate Information	24	Summary of historical quarterly results	40

Proportionate results for the three months ended September 30	24	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	45
Reconciliation of non-IFRS measures	29
Contract profile	32	Part 8 – Presentation to Stakeholders and Performance Measurement	47

Part 5 – Liquidity and Capital Resources	33	Part 9 – Cautionary Statements	51
Capitalization and available liquidity	33
Borrowings	34

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 1 – Q3 2023 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Select financial information
Revenues	$1,179	$1,105	$3,715	$3,515
Net loss attributable to Unitholders	(64)	(136)	(135)	(213)
Basic and diluted loss per LP unit(1)	(0.14)	(0.25)	(0.34)	(0.44)
Proportionate Adjusted EBITDA(2)	507	495	1,652	1,541
Funds From Operations(2)	253	243	840	780
Funds From Operations per Unit(2)(3)	0.38	0.38	1.29	1.21
Distribution per LP unit	0.34	0.32	1.01	0.96

Operational information
Capacity (MW)	25,902	23,617	25,902	23,617
Total generation (GWh)
Long-term average generation	16,800	13,914	52,989	45,291
Actual generation	15,870	14,906	52,698	46,590

Proportionate generation (GWh)
Long-term average generation	7,112	6,905	23,385	22,471
Actual generation	6,533	6,440	22,316	21,843
Average revenue ($ per MWh)	88	88	88	86
(1)For the three and nine months ended September 30, 2023, average LP units totaled 288.8 million and 280.6 million, respectively (2022: 275.2 million and 275.2 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and nine months ended September 30, 2023 were 666.9 million and 654.2 million, respectively (2022: 645.9 million and 645.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2023	December 31, 2022
Liquidity and Capital Resources
Available liquidity	$4,392	$3,695
Debt to capitalization – Corporate	14%	11%
Debt to capitalization – Consolidated	38%	39%
Non-recourse borrowings – Consolidated	89%	91%
Fixed rate debt exposure on a proportionate basis(1)	97%	97%
Corporate borrowings
Average debt term to maturity	10 years	11 years
Average interest rate	4.3%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.4%	4.9%
(1)Total floating rate exposure is 10% (2022: 10%) of which 7% (2022: 7%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Operations
Funds From Operations of $253 million or $0.38 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and 2,800 MW of new development projects reaching commercial operation in the past 12 months;
•Strong asset availability across our fleet; and
•Higher realized prices across most markets on the back of inflation escalation and commercial initiatives
After deducting non-cash depreciation, foreign exchange and derivative gains or loss and other, net loss attributable to Unitholders for the three months ended September 30, 2023 was $64 million.
We continued to focus on being the partner of choice to procure power
•Signed contracts to deliver an incremental 5,700 GWh per year of generation, including 4,100 GWh to corporate offtakers where we continue to see accelerating demand
Liquidity and Capital Resources
Our access to diverse pools of capital, including private institutional capital, backed by our investment grade balance sheet, continues to provide resiliency and a strategic advantage particularly during market volatility
•Liquidity position remains robust, with $4.4 billion of total available liquidity at the end of the quarter, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Completed over $10 billion in financings across the business during the year and expect to raise an additional $8 billion by year-end
•Over the last 18-months we executed asset recycling activities that have generated proceeds of approximately $1.4 billion (approximately $600 million net to Brookfield Renewable). We recently agreed to the sale of a 150 MW solar facility in Europe that we commissioned earlier this year for $100 million, representing almost three times our invested capital
Growth and Development
During the quarter, together with our institutional partners, we have committed to invest approximately $2.2 billion (approximately $450 million net to Brookfield Renewable) of capital across various investments, including:
•Formed a partnership with Axis Energy, a leading renewable energy developer in India, through an existing relationship, creating a new development platform in India with 1.2 GW of advanced stage projects and another 5 GW of pipeline projects. Under the agreement we are targeting to invest up to $850 million (up to $170 million net to Brookfield Renewable) over the next 3-years to develop approximately 2.5 GW of wind and solar capacity; and
•Subsequent to the quarter, we agreed to acquire Banks Renewables for ~$600 million (~$120 million net to Brookfield Renewable), a leading independent UK renewables developer with approximately ~260 MW onshore wind assets, ~800 MW near-term development and another 3 GW of later stage projects

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

We are making progress closing our previously announced highly accretive M&A transactions:
•Subsequent to the quarter, together with our institutional partners we closed the acquisition of 50% of X-Elio, our leading global solar developer, bringing our ownership interest in that business to 100%. We also closed the acquisition of Deriva Energy (formerly Duke Energy Renewables), one of the largest renewable platforms in the U.S. with 5.9 GW of operating and under construction wind, utility scale solar and storage assets, and a 6.1 GW development pipeline
•We have advanced regulatory approval process for our acquisition of Westinghouse Electric, and we expect to satisfy all conditions to closing this week with closing imminently thereafter
•We have received authorizations for our acquisition of Origin Energy from the Australian Competition and Consumer Commission in October, and received a unanimous recommendation from Origin’s board having increased our offer to the top end of their independent expert’s valuation range providing a compelling opportunity for Origin’s shareholders to realize the value of their investment. With the shareholder vote scheduled for late November, we expect to close the acquisition in early 2024

We continued to accelerate our development activities
•We continue to be successful pulling forward projects, scaling our development to meet growing demand for clean power, with approximately 5,000 MW on track for commissioning this year, and 7,000 and 8,000 MW on track for delivery in 2024 and 2025, respectively. We expect newly commissioned capacity this year to contribute approximately $66 million in additional Funds From Operations annually and commissioned capacity in the following two years to contribute a combined $180 million in additional Funds From Operations annually

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Revenues	$1,179	$1,105	$3,715	$3,515
Direct operating costs	(496)	(344)	(1,322)	(1,060)
Management service costs	(43)	(58)	(155)	(199)
Interest expense	(370)	(313)	(1,166)	(873)
Depreciation	(448)	(385)	(1,335)	(1,175)
Income tax recovery (expense)	(21)	8	(64)	(70)
Net income (loss)	$24	$(77)	$352	$78
	Average FX rates to USD
C$	1.34	1.31	1.35	1.28
	€0.92	0.99	0.92	0.94
R$	4.88	5.25	5.01	5.13
COP	4,048	4,375	4,413	4,068
Variance Analysis For The Three Months Ended September 30, 2023
Revenues totaling $1,179 million represents an increase of $74 million over the same period in the prior year due to the growth of our business, stronger resources and higher realized prices. Recently acquired and commissioned facilities contributed 1,189 GWh of generation and $55 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 325 GWh and revenues by $25 million. On a same store, constant currency basis, revenue increased by $6 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were partially offset by lower average revenue per MWh at our European wind and solar assets as a result of adjustments to the regulated price earned in Spain that decreased revenues but has no impact on the value of the asset given the regulatory construct.
The weakening of the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $38 million, which was partly offset by a $25 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $496 million represents an increase of $152 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business, higher power purchases in Colombia, which are passed through to our customers and the above noted weakening of the U.S. dollar, which were partially offset by our recently completed asset sales.
Management service costs totaling $43 million represents a decrease of $15 million over the same period in the prior year.
Interest expense totaling $370 million represents an increase of $57 million over the same period in the prior year due to financing initiatives to fund growth.
Depreciation expense totaling $448 million represents an increase of $63 million over the same period in the prior year due to the growth of our business and the weakening of the U.S. dollar relative to prior year.
Net income totaling $24 million represents an increase of $101 million over the prior year primarily due to the above noted items and the benefit of a gain on sale of non-core wind assets recognized in the quarter.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Variance Analysis For The Nine Months Ended September 30, 2023
Revenues totaling $3,715 million represents an increase of $200 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 4,383 GWh of generation and $163 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 712 GWh and revenue by $51 million. On a same store, constant currency basis, revenues increased by $158 million primarily due to higher realized prices across most markets on the back of inflation escalation and commercial initiatives partially offset by lower average revenue per MWh at our European wind and solar assets as a result of an adjustment to the regulated price earned in Spain that decreased revenues but has no impact on the value of the assets given the regulatory construct.
The strengthening of the U.S. dollar compared to the Colombian peso and Canadian dollar relative to the same period in the prior year decreased revenues by $70 million, which was partly offset by a $37 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,322 million represents an increase of $262 million over the same period in the prior due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers, partly offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $155 million represents a decrease of $44 million over the same period in the prior year.
Interest expense totaling $1,166 million represents an increase of $293 million over the same period in the prior year due to growth in our portfolio, upfinancing completed in the prior year at our North America hydroelectric assets and accelerated financing activities in South America completed in the prior year to fund the growth of our business.
Depreciation expense totaling $1,335 million represents an increase of $160 million over the same period in the prior year due to the growth of our business.
Net income totaling $352 million represents an increase of $274 million over the prior year due to the above noted items and the benefit of a gain on sale of non-core wind assets recognized in the third quarter.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2023	December 31, 2022
Assets held for sale	$—	$938
Current assets	3,109	4,183
Equity-accounted investments	1,707	1,392
Property, plant and equipment, at fair value	56,437	54,283
Total assets	65,563	64,111
Liabilities directly associated with assets held for sale	—	351
Corporate borrowings	2,712	2,548
Non-recourse borrowings	21,659	22,302
Deferred income tax liabilities	6,931	6,507
Total liabilities and equity	65,563	64,111
	Spot FX rates to USD
C$	1.36	1.35
	€0.95	0.93
R$	5.01	5.22
COP	4,054	4,810
Property, plant and equipment
Property, plant and equipment totaled $56.4 billion as at September 30, 2023 compared to $54.3 billion as at December 31, 2022, representing an increase of $2.2 billion. The acquisition of a 136 MW portfolio of operating wind assets in Brazil in the first quarter of 2023, and our continued investments in the development of power generating assets increased property, plant and equipment by $1.9 billion. The weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais increased property, plant and equipment by $1.5 billion. The increase was partly offset by depreciation expense associated with property, plant and equipment of $1.3 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled nil and nil, respectively, as at September 30, 2023 compared to $938 million and $351 million, respectively, as at December 31, 2022.
In the first quarter of 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment.
In the second quarter of 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S that were acquired in 2022.
In the third quarter of 2023, Brookfield Renewable completed the sale of its 100% interest in a 95 MW portfolio of wind assets and 100% interest in a 26 MW solar asset in Uruguay.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation and its subsidiaries.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2023 (December 31, 2022: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2023 totaled nil (2022: nil and less than $1 million, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 30 - Related party transactions in Brookfield Renewable’s December 31, 2022 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues
Power purchase and revenue agreements	$—	$—	$12	$22

Direct operating costs
Energy marketing fee and other services	(2)	—	(7)	(4)

Interest expense
Borrowings	$(7)	$—	$(17)	$—
Contract balance accretion	(3)	(2)	(18)	(14)
	$(10)	$(2)	$(35)	$(14)

Other
Distribution income	$2	$—	$7	$—
Other related party services	$4	$(1)	$19	$(3)

Management service costs	$(43)	$(58)	$(155)	$(199)
(1)Includes financial instrument gain and (loss)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2023	December 31, 2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$60	$54

Due from related parties
Amounts due from	Brookfield	157	105
	Equity-accounted investments and other	55	18
		212	123
Financial instrument assets
	Brookfield	167	395
	Brookfield Reinsurance	8	—

Non-current assets
Other long-term assets
Contract asset	Brookfield	313	341

Amounts due from	Equity-accounted investments and other	130	128

Current liabilities
Contract liability	Brookfield	32	24

Financial instrument liabilities	Brookfield Reinsurance	—	3

Due to related parties
Amounts due to	Brookfield	297	205
	Equity-accounted investments and other	37	24
	Brookfield Reinsurance	307	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	40	38
		681	588

Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3

Corporate borrowings	Brookfield Reinsurance	11	7

Non-recourse borrowings	Brookfield Reinsurance and associates	105	93

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	1
Contract liability	Brookfield	673	662
		$674	$663
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $28 million and $83 million were declared during the three and nine months ended September 30, 2023 (2022: $24 million and $71 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2023 and 2022.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $8 million and $22 million (2022: $8 million and $22 million, respectively) on the perpetual subordinated notes during the three and nine months ended September 30, 2023. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2023 and 2022.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

As at September 30, 2023, Brookfield Corporation and its affiliates’ held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Corporation owns, directly and indirectly, 304,589,491 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 46% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares), Brookfield Reinsurance Limited owns, directly and indirectly, 8,609,969 LP units and BEPC exchangeable shares, on a combined basis, representing approximately 1% of Brookfield Renewable on a fully-exchanged basis, and the remaining is held by public investors.
During the three and nine months ended September 30, 2023, Brookfield Renewable issued 93,728 and 231,007 LP units, respectively (2022: 43,294 and 190,486 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $6 million, respectively (2022: $1 million and $7 million, respectively).
During the three and nine months ended September 30, 2023, holders of BEPC exchangeable shares exchanged 5,150 and 7,725 exchangeable shares, respectively (2022: 3,834 and 11,918 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2022: less than $1 million).
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). An additional 100,000 LP Units were repurchased on September 29, 2023 but were not cancelled until October 4, 2023. During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	2,543	2,236	2,445	2,445	$221	$212	$138	$127	$75	$76
Brazil	813	849	1,035	1,035	62	49	45	40	38	31
Colombia	705	1,092	892	924	74	65	39	45	16	23
	4,061	4,177	4,372	4,404	357	326	222	212	129	130
Wind
North America	742	725	941	908	64	70	93	46	74	28
Europe	161	179	162	190	14	19	9	23	4	20
Brazil	190	197	247	210	12	10	11	9	9	7
Asia	189	148	225	154	13	10	10	9	7	6
	1,282	1,249	1,575	1,462	103	109	123	87	94	61
Utility-scale solar	689	569	882	773	83	104	75	114	51	86
Distributed energy & sustainable solutions(1)	501	445	283	266	80	80	50	52	39	43
Corporate	—	—	—	—	—	—	37	30	(60)	(77)
Total	6,533	6,440	7,112	6,905	$623	$619	$507	$495	$253	$243
(1)Actual generation includes 244 GWh (2022: 198 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$357	$326
Other income	4	$7
Direct operating costs	(139)	(121)
Adjusted EBITDA(1)	222	212
Interest expense	(92)	(73)
Current income taxes	(1)	(9)
Funds From Operations	$129	$130

Generation (GWh) – LTA	4,372	4,404
Generation (GWh) – actual	4,061	4,177
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	1,749	1,269	$85	$84	$93	$78	$56	$52
Canada	794	967	61	61	45	49	19	24
	2,543	2,236	77	74	138	127	75	76
Brazil	813	849	76	58	45	40	38	31
Colombia	705	1,092	77	60	39	45	16	23
Total	4,061	4,177	$77	$67	$222	$212	$129	$130
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $75 million versus $76 million in the prior year as the benefit from higher resources, inflation indexation on our contracted generation and commercial initiatives was offset by unfavourable generation mix due to lower generation in markets with higher contracted prices and higher interest expense due to financing initiatives completed to fund growth.
Brazil
Funds From Operations at our Brazilian business was $38 million versus $31 million in the prior year primarily related to higher average revenue per MWh due to inflation indexation on our contracted generation partially offset by lower resources.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Colombia
Funds From Operations at our Colombian business was $16 million versus $23 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation on contracted generation was more than offset by lower resources as the prior year benefited from hydrology levels that were well above LTA (18%).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$103	$109
Other income	56	19
Direct operating costs	(36)	(41)
Adjusted EBITDA(1)	123	87
Interest expense	(31)	(23)
Current income taxes	2	(3)
Funds From Operations	$94	$61

Generation (GWh) – LTA	1,575	1,462
Generation (GWh) – actual	1,282	1,249
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(3)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	636	577	$66	$75	$87	$37	$73	$25
Canada	106	148	87	88	6	9	1	3
	742	725	69	78	93	46	74	28
Europe(2)	161	179	140	145	9	23	4	20
Brazil	190	197	63	52	11	9	9	7
Asia	189	148	69	68	10	9	7	6
Total	1,282	1,249	$77	$93	$123	$87	$94	$61
(1)Average revenue per MWh adjusted to net the impact of power purchases.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

North America
Funds From Operations at our North American business was $74 million versus $28 million in the prior year as the benefit from growth, including the completion of our 850-megawatt repowering project in the U.S, inflation indexation on our contracted generation, and a gain on sale of non-core assets was partially offset by lower resources and lower average revenue per MWh due to generation mix and the weakening of the Canadian dollar versus the U.S. dollar.
Europe
Funds From Operations at our European business was $4 million versus $20 million in the prior year due to lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues but has no impact on value given the regulatory construct, and the benefit from commercial initiatives in the prior year.
Brazil
Funds From Operations at our Brazilian business of $9 million versus $7 million in the prior year due to growth from acquired facilities ($2 million 26 GWh) and higher average revenue per MWh due to inflation indexation on our contracts.
Asia
Funds From Operations at our Asian business was $7 million versus $6 million in the prior year primarily due to growth from our newly acquired and commissioned facilities in China ($1 million and 33 GWh) .
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$83	$104
Other income	14	35
Direct operating costs	(22)	(25)
Adjusted EBITDA(1)	75	114
Interest expense	(28)	(27)
Current income taxes	4	(1)
Funds From Operations	$51	$86

Generation (GWh) – LTA	882	773
Generation (GWh) – actual	689	569
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $51 million versus $86 million in the prior year as the benefit from newly commissioned facilities ($2 million and 105 GWh) and higher resources was more than offset after considering the benefit of commercial initiatives undertaken in the prior year and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decrease revenues but has no impact on value given the regulatory construct.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$80	$80
Other income	4	7
Direct operating costs	(34)	(35)
Adjusted EBITDA(1)	50	52
Interest expense	(8)	(7)
Current income taxes	(3)	(2)
Funds From Operations	$39	$43

Generation (GWh) – LTA	283	266
Generation (GWh) – actual(2)	501	445
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 244 GWh (2022: 198 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our distributed energy & sustainable solutions business was $39 million versus $43 million in the prior year as the benefit of growth from recent acquisitions and development activities ($4 million and 26 GWh) and higher resources was offset by a decrease in average revenue per MWh due to generation mix and lower contribution from our pumped storage business in the UK due to timing of maintenance outages.
CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Other income	$46	$39
Direct operating costs	(9)	(9)
Adjusted EBITDA(1)	37	30
Management service costs	(43)	(58)
Interest expense	(28)	(25)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(26)	(24)
Funds From Operations	$(60)	$(77)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(16)	$8	$33	$(17)	$(32)	$97	$12	$26	$(11)	$(76)	$24
Add back or deduct the following:
Depreciation	105	26	34	114	19	13	18	83	35	1	448
Deferred income tax (recovery) expense	(29)	(1)	3	18	30	—	1	(17)	4	3	12
Foreign exchange and financial instrument loss (gain)	(9)	1	1	(59)	(14)	—	(1)	(29)	(22)	19	(113)
Other(1)	(2)	4	1	12	6	1	—	(14)	17	(17)	8
Management service costs	—	—	—	—	—	—	—	—	—	43	43
Interest expense	75	12	97	40	3	7	14	53	43	26	370
Current income tax expense (recovery)	—	2	6	—	1	1	1	(4)	—	2	9
Amount attributable to equity accounted investments and non-controlling interests(2)	14	(7)	(136)	(15)	(4)	(108)	(35)	(23)	(16)	36	(294)
Adjusted EBITDA	$138	$45	$39	$93	$9	$11	$10	$75	$50	$37	$507
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(102)	$9	$73	$(34)	$(6)	$8	$9	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	101	23	26	94	15	11	15	69	31	—	385
Deferred income tax (recovery) expense	(34)	(1)	6	—	8	—	1	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	126	(1)	(10)	(35)	(3)	—	(1)	(7)	1	—	70
Other(1)	2	2	(1)	16	20	4	2	48	10	63	166
Management service costs	—	—	—	—	—	—	—	—	—	58	58
Interest expense	73	12	67	43	3	8	12	47	20	28	313
Current income tax expense	—	2	26	—	—	1	1	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(2)	(39)	(6)	(142)	(38)	(14)	(23)	(30)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$127	$40	$45	$46	$23	$9	$9	$114	$52	$30	$495
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2023	2022
Net income (loss)	$24	$(77)
Add back or deduct the following:
Depreciation	448	385
Deferred income tax expense (recovery)	12	(41)
Foreign exchange and financial instruments (gain) loss	(113)	70
Other(1)	8	166
Amount attributable to equity accounted investments and non-controlling interest(2)	(126)	(260)
Funds From Operations	$253	$243
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2023	2022
Basic loss per LP unit(1)	$(0.14)	$(0.25)
Depreciation	0.38	0.36
Foreign exchange and financial instruments (gain) loss	(0.06)	0.16
Deferred income tax recovery	(0.01)	(0.08)
Other(2)	0.21	0.19
Funds From Operations per Unit(3)	$0.38	$0.38
(1)During the three months ended September 30, 2023, on average there were 288.8 million LP units outstanding (2022: 275.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(3)Average units outstanding, for the three months ended September 30, 2023, were 666.9 million (2022: 645.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. These markets are highly contracted, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2023	2024	2025	2026	2027
Hydroelectric
North America
United States(1)	1,733	6,926	6,542	5,826	5,333
Canada	830	3,620	3,620	3,620	3,620
	2,563	10,546	10,162	9,446	8,953
Wind
North America
United States	746	2,963	2,965	2,919	2,792
Canada	320	1,102	1,102	1,031	890
	1,066	4,065	4,067	3,950	3,682
Brazil	176	758	821	821	821
Europe	228	906	905	898	891
Asia	214	614	614	614	622
	1,684	6,343	6,407	6,283	6,016
Utility-scale solar	618	2,664	2,659	2,655	2,650
Distributed energy & sustainable solutions	189	955	949	937	919
Contracted on a proportionate basis	5,054	20,508	20,177	19,321	18,538
Uncontracted on a proportionate basis	523	2,714	3,045	3,901	4,684
Long-term average on a proportionate basis	5,577	23,222	23,222	23,222	23,222
Non-controlling interests	6,726	27,503	27,503	27,503	27,503
Total long-term average	12,303	50,725	50,725	50,725	50,725
Contracted generation as a % of total generation on a proportionate basis	91%	88%	87%	83%	80%
Price per MWh – total generation on a proportionate basis	$80	$84	$85	$86	$87
(1)Includes generation of 391 GWh for 2023, 1,442 GWh for 2024, and 1,360 GWh for 2025, 1,171 GWh for 2026, and 655 GWh for 2027 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 15 years in North America, 12 years in Europe, 10 years in Brazil, 4 years in Colombia, and 14 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (41%), distribution companies (22%), commercial & industrial users (22%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 89% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Commercial paper(1)	126	249	126	249
Debt
Medium term notes(2)	2,597	2,307	2,597	2,307
Non-recourse borrowings(3)	—	—	21,701	22,321
	2,597	2,307	24,298	24,628
Deferred income tax liabilities, net(4)	—	—	6,750	6,331
Equity
Non-controlling interest	—	—	16,770	14,755
Preferred equity	570	571	570	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity	760	760	760	760
Unitholders' equity	9,627	9,608	9,627	9,608
Total capitalization	$14,146	$13,838	$59,367	$57,245
Debt-to-total capitalization(1)	18%	17%	41%	43%
Debt-to-total capitalization (market value)(1)(5)	14%	11%	38%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $11 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $739 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $132 million (2022: $124 million) of deferred financing fees and $90 million (2022: $105 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2023	December 31, 2022
Brookfield Renewable's share of cash and cash equivalents	$506	$444
Investments in marketable securities	311	211
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Authorized letter of credit facility	500	500
Issued letters of credit	(319)	(344)
Available portion of corporate credit facilities	2,556	2,531
Available portion of subsidiary credit facilities on a proportionate basis	1,019	509
Available liquidity	$4,392	$3,695
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2023			December 31, 2022
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Corporate borrowings
Credit facilities	N/A	5	—	N/A	5	—
Commercial paper	6.0	<1	126	5.1	<1	249
Medium term notes	4.3	10	$2,597	4.1	11	$2,307
Proportionate non-recourse borrowings(2)
Hydroelectric	5.9	12	5,017	5.7	13	5,150
Wind	5.0	8	1,910	4.6	9	1,935
Utility-scale solar	4.7	13	2,275	3.6	13	2,367
Distributed energy & sustainable solutions	5.0	9	944	4.3	9	897
	5.4	12	10,146	4.9	12	10,349
			12,869			12,905
Proportionate unamortized financing fees, net of unamortized premiums			(58)			(64)
			12,811			12,841
Equity-accounted borrowings			(602)			(373)
Non-controlling interests and other(3)			12,162			12,382
As per IFRS Statements			$24,371			$24,850
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2023:

(MILLIONS)	Balance of 2023	2024	2025	2026	2027	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$295	$—	$368	$1,934	$2,597

Non-recourse borrowings
Hydroelectric	—	115	344	322	168	1,398	2,347
Wind	18	53	—	78	—	488	637
Utility-scale solar	9	3	—	41	—	436	489
Distributed energy & sustainable solutions	—	—	158	3	3	270	434
	27	171	502	444	171	2,592	3,907
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	37	157	158	173	146	1,999	2,670
Wind	38	131	138	132	131	703	1,273
Utility-scale solar	43	127	138	128	132	1,218	1,786
Distributed energy & sustainable solutions	18	43	37	31	30	351	510
	136	458	471	464	439	4,271	6,239
Total	$163	$629	$1,268	$908	$978	$8,797	$12,743
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $11 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2027 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Cash flow provided by (used in):
Operating activities	363	394	1,408	1,135
Financing activities	10	892	520	2,069
Investing activities	(530)	(1,184)	(1,906)	(2,923)
Foreign exchange gain (loss) on cash	(16)	(30)	14	(50)
Increase in cash and cash equivalents	$(173)	$72	$36	$231
Operating Activities
Cash flows provided by operating activities for the three and nine months ended September 30, 2023 totaled $363 million and $1,408 million, respectively, compared to $394 million and $1,135 million in 2022, respectively, reflecting the strong operating performance of our business during the period.
Financing Activities
Cash flows provided by financing activities totaled $10 million and $520 million for the three and nine months ended September 30, 2023, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below and allowed us to generate net proceeds of $2 billion for the nine months ended September 30, 2023, including the issuance of C$400 million ($293 million) of medium term notes and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units during the second quarter of 2023.
Distributions paid during the three and nine months ended September 30, 2023 to Unitholders were $250 million and $739 million, respectively (2022: $228 million and $686 million, respectively). We increased our distributions to $1.35 per LP unit in 2023 on an annualized basis (2022: $1.28), representing a 5.5% increase per LP unit, which took effect in the first quarter of 2023. The distributions paid during the three and nine months ended September 30, 2023, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries totaled $265 million and $714 million, respectively (2022: $252 million and $1,109 million).
Cash flows provided by financing activities totaled $892 million and $2,069 million for the three and nine months ended September 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,313 million and $3,679 million of net proceeds from corporate, non-recourse upfinancings and related party borrowings for the three and nine months ended September 30, 2022, as well as issue $115 million of fixed rate green perpetual Class A preferred limited partnership units during the second quarter of 2022.
Investing Activities
Cash flows used in investing activities totaled $530 million and $1,906 million for the three and nine months ended September 30, 2023, respectively. During the year, we invested $630 million (net of asset sales) into growth including investments in a renewable platforms in India with 14,500 megawatts of operating and development assets, a 136 MW portfolio of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil, 100 MW of our utility-scale solar facility in Colombia, 148 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $604 million and 1,660 million for the three and nine months ended September 30, 2023, respectively, were partially offset by proceeds of $178 million and $629 million generated from the sale of non-core wind and solar assets and securities for the three and nine months ended September 30, 2023, respectively.
Cash flows used in investing activities totaled $1,184 million and $2,923 million for the three and nine months ended September 30, 2022. During the quarter, we invested $1,381 million into growth, including a 20 GW portfolio of utility

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $577 million and $1,478 million for the three and nine months ended September 30, 2022, respectively.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2023	December 31, 2022
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)	38,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	172,218,098	172,203,342
Issuance	7,441,893	27,064
Exchanged for BEP LP units	(7,725)	(12,308)
Balance, end of period	179,652,266	172,218,098
LP units
Balance, beginning of year	275,358,750	275,084,265
Issuance	13,348,270	—
Repurchase of LP units for cancellation	(469,300)	—
Distribution reinvestment plan	231,007	262,177
Issued in exchange for BEPC exchangeable shares	7,725	12,308
Balance, end of period	288,476,452	275,358,750
Total LP units on a fully-exchanged basis(3)	662,616,657	642,064,787
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30:

	Three months ended September 30, 2023				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2023	2022	2023	2022	2023	2022	2023	2022
Class A Preference Shares	$7	$6	$7	$6	$20	$19	$20	$19
Perpetual Subordinated Notes	8	8	8	9	22	22	22	22
Class A Preferred LP units	11	10	11	10	31	33	31	33
Participating non-controlling interests – in operating subsidiaries	240	227	239	227	641	1,035	641	1,035
GP interest and incentive distributions	29	25	30	25	86	75	87	74
Redeemable/Exchangeable partnership units	66	62	66	62	199	188	197	186
BEPC Exchangeable shares	61	55	61	54	180	165	180	165
LP units	97	88	93	87	286	267	275	261
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	316	153	456	535
Net income	298	137	378	493
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2023 were $1,179 million and $3,715 million, respectively (2022: $1,105 million and $3,515 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

(MILLIONS)	September 30, 2023	December 31, 2022
Current assets(1)	$828	$820
Total assets(2)(3)	2,269	2,253
Current liabilities(4)	8,075	7,862
Total liabilities(4)	8,090	7,877
(1)Amount due from non-guarantor subsidiaries was $819 million (2022: $809 million).
(2)Brookfield Renewable's total assets as at September 30, 2023 and December 31, 2022 were $65,563 million and $64,111 million.
(3)Amount due from non-guarantor subsidiaries was $2,174 million (2022: $2,167 million).
(4)Amount due to non-guarantor subsidiaries was $7,763 million (2022: $7,408 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2023, letters of credit issued amounted to $1,559 million (2022: $1,609 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2023			2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	16,800	18,622	17,636	17,692	15,097	16,280	15,097	14,946
Total Generation (GWh) – actual	15,870	17,798	18,875	16,450	14,906	16,488	15,196	14,585
Proportionate Generation (GWh) – LTA	7,112	8,403	7,899	7,655	6,905	8,152	7,414	7,197
Proportionate Generation (GWh) – actual	6,533	7,543	8,243	6,826	6,440	7,978	7,425	6,637
Revenues	$1,179	$1,205	$1,331	$1,196	$1,105	$1,274	$1,136	$1,091
Net income (loss) to Unitholders	(64)	(39)	(32)	(82)	(136)	1	(78)	(57)
Basic and diluted loss per LP unit	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)
Funds From Operations	253	312	275	225	243	294	243	214
Funds From Operations per Unit	0.38	0.48	0.43	0.35	0.38	0.46	0.38	0.33
Distribution per LP Unit	0.34	0.34	0.34	0.32	0.32	0.32	0.32	0.30

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	9,147	8,858	9,247	9,251	$830	$745	$549	$472	$347	$325
Brazil	3,082	2,868	3,063	3,040	181	142	132	127	112	100
Colombia	2,619	3,189	2,652	2,738	206	205	134	143	60	84
	14,848	14,915	14,962	15,029	1,217	1,092	815	742	519	509
Wind
North America	2,793	2,927	3,468	3,264	222	241	238	160	185	110
Europe	587	633	643	682	89	102	73	102	57	89
Brazil	472	424	561	503	29	23	24	19	19	14
Asia	562	436	688	426	36	29	29	25	19	16
	4,414	4,420	5,360	4,875	376	395	364	306	280	229
Utility-scale solar	1,836	1,464	2,296	1,859	281	297	251	308	168	224
Distributed energy & sustainable solutions(1)	1,218	1,044	767	708	240	207	169	147	136	118
Corporate	—	—	—	—	—	—	53	38	(263)	(300)
Total	22,316	21,843	23,385	22,471	$2,114	$1,991	$1,652	$1,541	$840	$780
(1)Actual generation includes 537 GWh (2022: 401 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$173	$27	$156	$56	$(27)	$98	$38	$19	$68	$(256)	$352
Add back or deduct the following:
Depreciation	314	75	93	345	57	37	55	250	107	2	1,335
Deferred income tax (recovery) expense	(33)	(2)	7	29	35	(2)	(3)	(12)	(18)	(26)	(25)
Foreign exchange and financial instrument gain	(98)	(1)	(8)	(178)	(8)	—	(3)	(55)	(72)	(9)	(432)
Other(1)	9	9	3	(14)	45	7	—	(13)	41	32	119
Management service costs	—	—	—	—	—	—	—	—	—	155	155
Interest expense	256	37	267	141	8	22	41	186	107	101	1,166
Current income tax expense	1	6	60	1	3	4	5	7	—	2	89
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(19)	(444)	(142)	(40)	(142)	(104)	(131)	(64)	52	(1,107)
Adjusted EBITDA	$549	$132	$134	$238	$73	$24	$29	$251	$169	$53	$1,652
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(110)	$34	$274	$(80)	$36	$(1)	$21	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	309	68	84	289	49	33	46	203	92	2	1,175
Deferred income tax (recovery) expense	(49)	(2)	37	7	31	3	—	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	238	(3)	(35)	(62)	(2)	2	(1)	10	(8)	(20)	119
Other(1)	13	8	(13)	28	32	12	2	102	17	77	278
Management service costs	—	—	—	—	—	—	—	—	—	199	199
Interest expense	220	35	165	122	9	20	37	133	55	77	873
Current income tax expense	2	8	82	—	2	3	3	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(2)	(151)	(21)	(451)	(144)	(55)	(53)	(83)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$472	$127	$143	$160	$102	$19	$25	$308	$147	$38	$1,541
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the nine months ended September 30:

(MILLIONS)	2023	2022
Net income	$352	$78
Add back or deduct the following:
Depreciation	1,335	1,175
Deferred income tax (recovery)	(25)	(36)
Foreign exchange and financial instruments loss (gain)	(432)	119
Other(1)	119	278
Amount attributable to equity accounted investments and non-controlling interest(2)	(509)	(834)
Funds From Operations	$840	$780
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2023	2022
Basic loss per LP unit(1)	$(0.34)	$(0.44)
Depreciation	1.14	1.10
Foreign exchange and financial instruments loss (gain)	(0.19)	0.22
Deferred income tax recovery	(0.07)	(0.12)
Other	0.75	0.45
Funds From Operations per Unit(2)	$1.29	$1.21
(1)During the nine months ended September 30, 2023, on average there were 280.6 million (2022: 275.2 million).
(2)Average units outstanding for the nine months ended September 30, 2023 were 654.2 million (2022: 645.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to the ending balance of Cash and cash equivalents by $283 million, and a decrease of $49 million and $149 million to cash used in investing activities, respectively, for the three and nine months ended September 30, 2022.
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 50% interest in X-Elio that was currently not owned for total consideration of $918 million ($76 million net to Brookfield Renewable for approximately 4% interest). Brookfield Renewable now holds an approximate 17% economic interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for approximately $1.08 billion (approximately $270 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable together with its institutional partners, subscribed for additional shares in Cleanmax for INR 9.8 billion ($118 million) (approximately INR $2 billion ($23.6 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 36% (approximately 7% net to Brookfield Renewable) and results in majority control of the board of directors.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a leading independent UK renewables developer with approximately 260 MW of onshore wind assets and approximately 800 MW of near-term developments, and an additional 3 GW of later stage projects, for £483 million ($589 million) (expected £97 million ($118 million) net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2023.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2022 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; an increase in the amount of uncontracted generation in our portfolio or adverse changes to the hydrological balancing pool administered by the government of Brazil (“MRE”); availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; changes to our current business, including through future sustainable solutions investments; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; political instability or changes in government policy negatively impacting our business or assets;some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP Units, preferred limited partnership units in the capital of Brookfield Renewable or securities exchangeable for LP Units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP Units or BEPC exchangeable shares; our dependence on Brookfield and Brookfield’s significant influence over us; the departure of some or all of Brookfield’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in our best interests or our shareholders or our unitholders; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; failure of our systems technology; any changes in the market price of the LP Units and BEPC exchangeable shares; and the redemption of BEPC

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

exchangeable shares by us at any time or upon notice from the holders of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward- looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	14	$1,034	$998
Restricted cash	15	144	139
Trade receivables and other current assets	16	1,553	1,860
Financial instrument assets	4	166	125
Due from related parties	19	212	123
Assets held for sale		—	938
		3,109	4,183
Financial instrument assets	4	1,730	1,500
Equity-accounted investments	13	1,707	1,392
Property, plant and equipment, at fair value	7	56,437	54,283
Intangible assets	3	7	209
Goodwill	12	1,555	1,526
Deferred income tax assets	6	181	176
Other long-term assets		837	842
Total Assets		$65,563	$64,111
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$1,189	$1,086
Financial instrument liabilities	4	442	559
Due to related parties	19	681	588
Corporate borrowings	8	126	249
Non-recourse borrowings	8	1,575	2,027
Provisions		65	83
Liabilities directly associated with assets held for sale		—	351
		4,078	4,943
Financial instrument liabilities	4	1,431	1,670
Corporate borrowings	8	2,586	2,299
Non-recourse borrowings	8	20,084	20,275
Deferred income tax liabilities	6	6,931	6,507
Provisions		607	600
Other long-term liabilities		1,527	1,531
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	16,770	14,755
General partnership interest in a holding subsidiary held by Brookfield	9	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,809	2,892
BEPC exchangeable shares	9	2,595	2,561
Preferred equity	9	570	571
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	760	760
Limited partners' equity	11	4,166	4,096
Total Equity		28,319	26,286
Total Liabilities and Equity		$65,563	$64,111
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Revenues	19	$1,179	$1,105	$3,715	$3,515
Other income		116	22	203	107
Direct operating costs(1)		(496)	(344)	(1,322)	(1,060)
Management service costs	19	(43)	(58)	(155)	(199)
Interest expense	8	(370)	(313)	(1,166)	(873)
Share of earnings from equity-accounted investments	13	—	12	46	60
Foreign exchange and financial instruments gain (loss)	4	113	(70)	432	(119)
Depreciation	7	(448)	(385)	(1,335)	(1,175)
Other		(6)	(54)	(2)	(108)
Income tax (expense) recovery
Current	6	(9)	(33)	(89)	(106)
Deferred	6	(12)	41	25	36
		(21)	8	(64)	(70)
Net income (loss)		$24	$(77)	$352	$78
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$62	$35	$414	$217
General partnership interest in a holding subsidiary held by Brookfield	9	28	22	83	69
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(27)	(47)	(65)	(85)
BEPC exchangeable shares	9	(24)	(43)	(58)	(76)
Preferred equity	9	7	6	20	19
Perpetual subordinated notes	9	8	8	22	22
Preferred limited partners' equity	10	11	10	31	33
Limited partners' equity	11	(41)	(68)	(95)	(121)
		$24	$(77)	$352	$78
Basic and diluted loss per LP unit		$(0.14)	$(0.25)	$(0.34)	$(0.44)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2023	2022	2023	2022
Net income (loss)		$24	$(77)	$352	$78
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment		1	—	(43)	17
Actuarial gain (loss) on defined benefit plans		(2)	—	(8)	20
Deferred tax recovery (expense) on above item		(8)	—	2	(12)
Unrealized gain (loss) on investments in equity securities	4	2	(15)	4	(24)
Equity-accounted investments	13	—	—	6	4
Total items that will not be reclassified to net income		(7)	(15)	(39)	5
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(96)	(664)	775	(770)
Gain arising during the period on financial instruments designated as cash-flow hedges	4	24	46	202	40
Gain on foreign exchange swaps net investment hedge	4	48	112	29	164
Reclassification adjustments for amounts recognized in net income (loss)	4	(14)	36	(86)	128
Deferred income taxes on above items		(13)	(29)	(27)	(75)
Equity-accounted investments	13	12	(73)	(12)	(77)
Total items that may be reclassified subsequently to net income (loss)		(39)	(572)	881	(590)
Other comprehensive income (loss)		(46)	(587)	842	(585)
Comprehensive income (loss)		$(22)	$(664)	$1,194	$(507)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$59	$(347)	$1,013	$(270)
General partnership interest in a holding subsidiary held by Brookfield	9	27	21	84	69
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(36)	(97)	8	(99)
BEPC exchangeable shares	9	(32)	(86)	7	(88)
Preferred equity	9	(7)	(36)	19	(34)
Perpetual subordinated notes	9	8	8	22	22
Preferred limited partners' equity	10	11	10	31	33
Limited partners' equity	11	(52)	(137)	10	(140)
		$(22)	$(664)	$1,194	$(507)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
Net income (loss)	(41)	—	—	—	—	—	(41)	11	7	8	(24)	62	28	(27)	24
Other comprehensive income (loss)	—	(15)	(4)	—	7	1	(11)	—	(14)	—	(8)	(3)	(1)	(9)	(46)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	406	—	—	406
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(97)	—	—	—	—	—	(97)	(11)	(7)	(8)	(61)	(240)	(30)	(66)	(520)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(4)	(1)	—	(1)	—	—	(6)	—	—	—	2	(24)	1	3	(24)
Change in period	(137)	(16)	(7)	(1)	7	1	(153)	—	(14)	—	(91)	166	(2)	(99)	(193)
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319

Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	23,001
Net income (loss)	(68)	—	—	—	—	—	(68)	10	6	8	(43)	35	22	(47)	(77)
Other comprehensive income (loss)	—	(77)	1	—	8	(1)	(69)	—	(42)	—	(43)	(382)	(1)	(50)	(587)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	188	—	—	188
Disposal	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(6)	(8)	(55)	(227)	(25)	(62)	(481)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	—	1
Other	—	1	—	—	1	—	2	—	1	—	1	(25)	—	1	(20)
Change in period	(155)	(76)	1	—	9	(1)	(222)	—	(41)	—	(140)	(465)	(4)	(158)	(1,030)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(95)	—	—	—	—	—	(95)	31	20	22	(58)	414	83	(65)	352
Other comprehensive income (loss)	—	88	(4)	—	20	1	105	—	(1)	—	65	599	1	73	842
Equity issuance (Note 11, 19)	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,987	—	—	1,987
Disposals (Note 3)	17	—	(17)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(286)	—	—	—	—	—	(286)	(31)	(20)	(22)	(180)	(641)	(87)	(199)	(1,466)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(263)	(21)	213	—	1	—	(70)	—	—	—	(13)	105	1	108	131
Change in period	(119)	83	85	—	20	1	70	—	(1)	—	34	2,015	(2)	(83)	2,033
Balance, as at September 30, 2023	$(2,017)	$(762)	$6,902	$4	$37	$2	$4,166	$760	$570	$592	$2,595	$16,770	$57	$2,809	$28,319

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	23,996
Net income (loss)	(121)	—	—	—	—	—	(121)	33	19	22	(76)	217	69	(85)	78
Other comprehensive income (loss)	—	(58)	2	3	38	(4)	(19)	—	(53)	—	(12)	(487)	—	(14)	(585)
Issuance of Preferred LP Units	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	482	—	—	482
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(267)	—	—	—	—	—	(267)	(33)	(19)	(22)	(165)	(1,035)	(75)	(188)	(1,804)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Other	—	1	5	1	—	—	7	—	—	—	5	(25)	—	6	(7)
Change in period	(367)	(57)	(7)	4	38	(4)	(393)	(121)	(53)	—	(248)	(923)	(6)	(281)	(2,025)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2023	2022	2023	2022
Operating activities
Net income (loss)		$24	$(77)	$352	$78
Adjustments for the following non-cash items:
Depreciation	7	448	385	1,335	1,175
Unrealized foreign exchange and financial instruments (gain) losses	4	(144)	116	(410)	222
Share of earnings from equity-accounted investments	13	—	(12)	(46)	(60)
Deferred income tax recovery (expenses)	6	12	(41)	(25)	(36)
Other non-cash items		(62)	56	(48)	68
Dividends received from equity-accounted investments	13	13	13	34	50
		291	440	1,192	1,497
Changes in due to or from related parties		5	2	44	4
Net change in working capital balances		67	(48)	172	(366)
		363	394	1,408	1,135
Financing activities
Proceeds from medium term notes	8	—	—	293	—
Corporate credit facilities, net	8	—	200	—	200
Commercial paper, net	8	127	157	(122)	597
Proceeds from non-recourse borrowings	8,19	1,307	2,381	3,736	5,807
Repayment of non-recourse borrowings	8,19	(1,261)	(496)	(4,460)	(2,933)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	406	118	1,987	413
Capital repaid to participating non-controlling interests – in operating subsidiaries		(35)	(54)	(35)	(75)
Issuance of equity instruments and related costs	9,11	—	—	630	115
Redemption and repurchase of equity instruments	10	(12)	—	(12)	(252)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(265)	(252)	(714)	(1,109)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(250)	(228)	(739)	(686)
Inflows from related party		41	1	143	1,077
Outflows to related party		(48)	(935)	(187)	(1,085)
		10	892	520	2,069
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	—	(602)	(87)	(1,381)
Investment in property, plant and equipment	7	(604)	(577)	(1,660)	(1,478)
Investment in equity-accounted investments		(55)	(67)	(179)	(141)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	145	22	217	140
Purchases of financial assets	4	(36)	(1)	(581)	(167)
Proceeds from financial assets	4	33	3	412	66
Restricted cash and other		(13)	38	(28)	38
		(530)	(1,184)	(1,906)	(2,923)
Foreign exchange (gain) loss on cash		(16)	(30)	14	(50)
Cash and cash equivalents
Increase (decrease)		(173)	72	36	231
Net change in cash classified within assets held for sale		5	—	—	—
Balance, beginning of period		1,202	1,059	998	900
Balance, end of period		$1,034	$1,131	$1,034	$1,131
Supplemental cash flow information:
Interest paid		$333	$273	$1,001	$804
Interest received		$45	$11	$75	$22
Income taxes paid		$29	$19	$157	$63
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2022 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2022 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 3, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$ and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to the ending balance of Cash and cash equivalents by $283 million, and a decrease of $49 million and $149 million to cash used in investing activities, respectively, for the three and nine months ended September 30, 2022.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

International Tax Reform - Amendments to IAS 12- Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
Brazil Wind Portfolio
On March 3, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The purchase price of this acquisition, including working capital and closing adjustments was $95 million. Brookfield Renewable holds an approximately 25% economic interest.
The preliminary purchase price allocations, at fair value, as at September 30, 2023, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil Wind Portfolio
Cash and cash equivalents	$10
Trade receivables and other current assets	9
Property, plant and equipment, at fair value	125
Other non-current assets	19
Accounts payable and accrued liabilities	(16)
Current portion of non-recourse borrowings	(4)
Non-recourse borrowings	(46)
Provisions	(2)
Fair value of net assets acquired	95
Purchase price	$95
On May 4, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil. The purchase price of this acquisition was $4 million with fair value of assets acquired of $5 million and liabilities assumed of $1 million. Brookfield Renewable holds an approximately 20% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Cleantech
On September 29, 2023, Brookfield Renewable, together with its institutional partners, formed a partnership with a renewable energy developer in India for a nominal amount. Brookfield Renewable, together with its institutional partners have a 51% interest and will invest up to $845 million ($170 million net to Brookfield Renewable) to create a development platform in India. Brookfield Renewable holds an approximate 10% economic interest.
U.S. Distributed Generation Portfolio
In the third quarter of 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States (together, “U.S. Distributed Generation Portfolio”). During the period ended September 30, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization resulted in a decrease of $73 million to Goodwill and a corresponding increase of $36 million to Property, plant and equipment, a decrease of $7 million to Deferred tax assets, $33 million to Non-recourse borrowings, $3 million to Provisions, and $8 million to Financial instrument liabilities.
The final purchase price allocations, at fair value, as at September 30, 2023, with respect to the U.S. Distributed Generation Portfolio acquisition is as follows:

(MILLIONS)	U.S. Distributed Generation Portfolio
Cash and cash equivalents	$33
Restricted cash	6
Trade receivables and other current assets	13
Property, plant and equipment	744
Financial instruments assets	10
Deferred income tax assets	3
Other non-current assets	21
Accounts payable and accrued liabilities	(66)
Current portion of non-recourse borrowings	(10)
Financial instruments liabilities	(7)
Non-recourse borrowings	(312)
Provisions	(22)
Other long-term liabilities	(35)
Fair value of net assets acquired	378
Goodwill	236
Purchase price	$614
3. DISPOSAL OF ASSETS
On March 17, 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, Brookfield Renewable derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial position. Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 17, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S that were acquired in 2022. There was no gain or loss on disposition recognized in the consolidated statements of income (loss) as a result of the disposition. Brookfield Renewable derecognized $254 million of total assets, $164 million of total liabilities, and non-controlling interest of $26 million from the consolidated statements of financial position.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

On September 20, 2023, Brookfield Renewable completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay for proceeds of approximately $112 million ($65 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $238 million of total assets and $193 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income of $5 million was reclassified to profit and loss. This resulted in a gain on disposition of $72 million ($42 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On September 20, 2023, Brookfield Renewable completed the sale of its 100% interest in a 26 MW solar asset in Uruguay for proceeds of approximately $41 million ($13 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $43 million of total assets, $1 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $13 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2022 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2023				December 31, 2022
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,034	$—	$—	$1,034	$998
Restricted cash(1)	202	—	—	202	191
Financial instrument assets(1)
IFRS 9 PPAs	—	—	14	14	2
Energy derivative contracts	—	46	—	46	37
Interest rate swaps	—	328	—	328	335
Foreign exchange swaps	—	60	—	60	16
Investments in debt and equity securities	—	45	1,403	1,448	1,235
Property, plant and equipment	—	—	56,437	56,437	54,283
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	—	(506)	(506)	(670)
Energy derivative contracts	—	(146)	—	(146)	(236)
Interest rate swaps	—	(70)	—	(70)	(82)
Foreign exchange swaps	—	(123)	—	(123)	(110)
Tax equity	—	—	(1,028)	(1,028)	(1,131)
Contingent consideration(2)	—	—	(75)	(75)	(68)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,443)	—	—	(2,443)	(2,362)
Non-recourse borrowing(1)	(2,025)	(18,932)	—	(20,957)	(21,117)
Total	$(3,232)	$(18,792)	$56,245	$34,221	$31,321
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 with obligations lapsing from 2023 to 2027.

There were no transfers between levels during the nine months ended September 30, 2023.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2023			December 31, 2022
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$14	$506	$(492)	$(668)
Energy derivative contracts	46	146	(100)	(199)
Interest rate swaps	328	70	258	253
Foreign exchange swaps	60	123	(63)	(94)
Investments in debt and equity securities	1,448	—	1,448	1,235
Tax equity	—	1,028	(1,028)	(1,131)
Total	1,896	1,873	23	(604)
Less: current portion	166	442	(276)	(434)
Long-term portion	$1,730	$1,431	$299	$(170)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(33)	$(108)	$43	$(169)
IFRS 9 PPAs	46	(15)	117	(118)
Investment in debt and equity securities	(16)	(10)	54	(16)
Interest rate swaps	26	13	35	78
Foreign exchange swaps	14	52	8	88
Tax equity	85	29	146	91
Foreign exchange (loss) gain	(9)	(31)	29	(73)
	$113	$(70)	$432	$(119)
For the three and nine months ended September 30, 2023, the gains associated with debt and equity securities of $5 million and $15 million (2022: $2 million and $3 million) were recorded in Other income on the interim consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(21)	$(39)	$163	$(212)
IFRS 9 PPAs	(2)	(17)	35	(70)
Interest rate swaps	28	98	11	320
Foreign exchange swaps	19	4	(7)	2
	24	46	202	40
Foreign exchange swaps – net investment	48	112	29	164
Investments in debt and equity securities	2	(15)	4	(24)
	$74	$143	$235	$180
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Energy derivative contracts	$(10)	$37	$(92)	$123
IFRS 9 PPAs	—	—	—	2
Interest rate swaps	1	(1)	2	3
Foreign exchange swaps	(5)	—	4	—
	$(14)	$36	$(86)	$128
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not consolidate entities it does not control or exercises significant influence, as such, these entities have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2023:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$221	$62	$74	$64	$14	$12	$13	$83	$80	$—	$623	$(50)	$606	$1,179
Other income	3	1	—	54	1	1	—	14	4	46	124	(2)	(6)	116
Direct operating costs	(86)	(18)	(35)	(25)	(6)	(2)	(3)	(22)	(34)	(9)	(240)	24	(280)	(496)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	28	—	28
	138	45	39	93	9	11	10	75	50	37	507	—	320
Management service costs	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Interest expense	(66)	(5)	(21)	(20)	(6)	(2)	(3)	(28)	(8)	(28)	(187)	8	(191)	(370)
Current income taxes	3	(2)	(2)	1	1	—	—	4	(3)	—	2	(1)	(10)	(9)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(119)	(119)
Funds From Operations	75	38	16	74	4	9	7	51	39	(60)	253	—	—
Depreciation														(448)
Foreign exchange and financial instrument gain														113
Deferred income tax expense (recovery)														(12)
Other														(6)
Share of earnings from equity-accounted investments														(21)
Net income attributable to non-controlling interests														57
Net income (loss) attributable to Unitholders(2)														$(64)
(1)Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $62 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$212	$49	$65	$70	$19	$10	$10	$104	$80	$—	$619	$(42)	$528	$1,105
Other income	5	1	1	8	10	—	1	35	7	39	107	(7)	(78)	22
Direct operating costs	(90)	(10)	(21)	(32)	(6)	(1)	(2)	(25)	(35)	(9)	(231)	23	(136)	(344)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	1	27
	127	40	45	46	23	9	9	114	52	30	495	—	315
Management service costs	—	—	—	—	—	—	—	—	—	(58)	(58)	—	—	(58)
Interest expense	(52)	(6)	(15)	(18)	(2)	(1)	(2)	(27)	(7)	(25)	(155)	8	(166)	(313)
Current income taxes	1	(3)	(7)	—	(1)	(1)	(1)	(1)	(2)	—	(15)	—	(18)	(33)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes										(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Funds From Operations	76	31	23	28	20	7	6	86	43	(77)	243	—	—
Depreciation														(385)
Foreign exchange and financial instrument gain (loss)														(70)
Deferred income tax expense														41
Other														(54)
Share of earnings from equity-accounted investments														(5)
Net income attributable to non-controlling interests														94
Net (loss) attributable to Unitholders(2)														$(136)
(1)Share of loss from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2023:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$830	$181	$206	$222	$89	$29	$36	$281	$240	$—	$2,114	$(179)	$1,780	$3,715
Other income	11	4	5	90	6	2	1	37	18	80	254	(9)	(42)	203
Direct operating costs	(292)	(53)	(77)	(74)	(22)	(7)	(8)	(67)	(89)	(27)	(716)	84	(690)	(1,322)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	104	—	104
	549	132	134	238	73	24	29	251	169	53	1,652	—	1,048
Management service costs	—	—	—	—	—	—	—	—	—	(155)	(155)	—	—	(155)
Interest expense	(201)	(14)	(60)	(53)	(14)	(5)	(9)	(83)	(29)	(88)	(556)	24	(634)	(1,166)
Current income taxes	(1)	(6)	(14)	—	(2)	—	(1)	—	(4)	—	(28)	4	(65)	(89)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Preferred equity	—	—	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(349)	(349)
Funds From Operations	347	112	60	185	57	19	19	168	136	(263)	840	—	—
Depreciation														(1,335)
Foreign exchange and financial instrument gain														432
Deferred income tax expense (recovery)														25
Other														(2)
Share of earnings from equity-accounted investments														(30)
Net loss attributable to non-controlling interests														(65)
Net loss attributable to Unitholders(2)														$(135)
(1)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $414 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$745	$142	$205	$241	$102	$23	$29	$297	$207	$—	$1,991	$(138)	$1,662	$3,515
Other income	7	21	1	8	21	—	2	90	23	63	236	(20)	(109)	107
Direct operating costs	(280)	(36)	(63)	(89)	(21)	(4)	(6)	(79)	(83)	(25)	(686)	62	(436)	(1,060)
Share of revenue, other income and direct operating costs from equity-accounted investments											—	96	5	101
	472	127	143	160	102	19	25	308	147	38	1,541	—	1,122	2,663
Management service costs	—	—	—	—	—	—	—	—	—	(199)	(199)	—	—	(199)
Interest expense	(143)	(18)	(39)	(50)	(11)	(4)	(8)	(81)	(29)	(65)	(448)	18	(443)	(873)
Current income taxes	(4)	(9)	(20)	—	(2)	(1)	(1)	(3)	—	—	(40)	7	(73)	(106)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes										(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(6)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(600)	(600)
Funds From Operations	325	100	84	110	89	14	16	224	118	(300)	780	—	—
Depreciation														(1,175)
Foreign exchange and financial instrument gain (loss)														(119)
Deferred income tax recovery														36
Other														(108)
Share of earnings from equity-accounted investments														(10)
Net income attributable to non-controlling interests														383
Net loss attributable to Unitholders(2)														$(213)
(1)Share of earnings from equity-accounted investments of $60 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $217 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2023
Cash and cash equivalents	$63	$31	$15	$36	$59	$14	$25	$208	$54	$1	$506	$(63)	$591	$1,034
Property, plant and equipment	15,282	1,751	2,198	3,567	642	433	324	2,971	2,413	—	29,581	(1,288)	28,144	56,437
Total assets	16,389	1,926	2,445	3,776	849	472	435	3,679	3,080	242	33,293	(809)	33,079	65,563
Total borrowings	4,139	255	623	1,169	366	118	257	2,275	944	2,723	12,869	(602)	12,104	24,371
Other liabilities	5,040	125	799	1,036	223	25	47	609	695	281	8,880	(207)	4,200	12,873
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$48	$56	$22	$24	$139	$72	$—	$445	$(43)	$596	$998
Property, plant and equipment	15,331	1,743	1,826	3,563	650	346	294	3,046	2,337	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	3,969	816	381	399	3,520	2,794	581	33,347	(587)	31,351	64,111
Total borrowings	4,206	258	526	1,356	358	83	238	2,382	928	2,556	12,891	(373)	12,332	24,850
Other liabilities	5,250	99	634	1,344	244	15	71	492	507	271	8,927	(204)	4,252	12,975

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Hydroelectric
North America	$234	$261	$942	$917
Brazil	69	37	202	130
Colombia	327	272	902	851
	630	570	2,046	1,898
Wind
North America	153	152	511	491
Europe	21	26	112	150
Brazil	43	30	97	68
Asia	54	42	159	124
	271	250	879	833
Utility-scale solar	186	191	524	540
Distributed energy & sustainable solutions	92	94	266	244
Total	$1,179	$1,105	$3,715	$3,515
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2023	December 31, 2022
United States	$29,652	$29,056
Colombia	9,785	8,264
Canada	7,420	7,560
Brazil	5,101	4,754
Europe	3,831	3,963
Asia	2,191	1,932
Other	164	146
	$58,144	$55,675

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 15% for the nine months ended September 30, 2023 (2022: 47%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2022	$31,168	$11,302	$8,239	$242	$50,951
Additions, net(2)	1	113	18	—	132
Transfer from construction work-in-progress	21	270	562	1	854
Acquisitions through business combinations	—	125	4	—	129
Disposals	—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value	—	—	(2)	—	(2)
Foreign exchange	1,559	(34)	27	6	1,558
Items recognized through net income:
Depreciation	(476)	(499)	(336)	(24)	(1,335)
As at September 30, 2023	$32,273	$11,277	$8,482	$220	$52,252

Construction work-in-progress
As at December 31, 2022	$299	$1,132	$1,897	$4	$3,332
Additions	96	617	957	1	1,671
Transfer to property, plant and equipment	(21)	(270)	(562)	(1)	(854)
Acquisitions through business combinations	—	—	4	—	4
Items recognized through OCI:
Change in fair value	—	—	7	—	7
Foreign exchange	(5)	9	21	—	25
As at September 30, 2023	$369	$1,488	$2,324	$4	$4,185
Total property, plant and equipment, at fair value
As at December 31, 2022(3)	$31,467	$12,434	$10,136	$246	$54,283
As at September 30, 2023(3)	$32,642	$12,765	$10,806	$224	$56,437
(1)Includes biomass and cogeneration.
(2)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.
(3)Includes right-of-use assets not subject to revaluation of $59 million (2022: $64 million) in hydroelectric, $230 million (2022: $242 million) in wind, $234 million (2022: $215 million) in solar, and nil  (2022: nil) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A 46 MW a portfolio of distributed generation assets in the U.S., with $96 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 48 MW portfolio of wind assets in China, with $53 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 50 MW portfolio of wind assets in China, with $68 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A 34 MW portfolio of distributed generation assets in U.S., with $36 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

During the third quarter of 2023, Brookfield Renewable, together with its institutional partners purchased the remaining 49% of shares in a 110 MW portfolio of wind assets in China for approximately $19 million (approximately $5 million net to Brookfield Renewable). The purchase increased total ownership to 100% (25% net to Brookfield Renewable). Brookfield Renewable continues to consolidate the investment.
8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2023				December 31, 2022
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4.8	$—	—	N/A	5	$—	$—
Commercial paper	6.0	<1	126	126	5.1	<1	249	249
Medium Term Notes:
Series 4 (C$150)	5.8	13	110	109	5.8	14	111	114
Series 9 (C$400)	3.8	2	295	285	3.8	2	295	286
Series 10 (C$500)	3.6	3	368	345	3.6	4	369	350
Series 11 (C$475)	4.3	5	350	326	4.3	6	351	338
Series 12 (C$475)	3.4	6	350	307	3.4	7	351	316
Series 13 (C$300)	4.3	26	221	171	4.3	27	221	184
Series 14 (C$425)	3.3	27	313	202	3.3	28	314	218
Series 15 (C$400)(1)	5.9	9	295	293	5.9	10	295	307
Series 16 (C$400)	5.3	10	295	279	—	—	—	—
	4.3	10	2,597	2,317	4.1%	11	2,307	2,113
Total corporate borrowings			2,723	$2,443			2,556	$2,362
Add: Unamortized premiums(2)			2				2
Less: Unamortized financing fees(2)			(13)				(10)
Less: Current portion			(126)				(249)
			$2,586				$2,299
(1)Includes $11 million (2022: $7 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $126 million commercial paper outstanding as at September 30, 2023 (2022: $249 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2023	December 31, 2022
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Authorized letter of credit facility	500	500
Issued letters of credit	(319)	(344)
Available portion of corporate credit facilities(3)	$2,556	$2,531
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2023, Brookfield Renewable issued C$400 million of Series 16 medium-term notes. The medium-term notes have a fixed interest rate of 5.29% and a maturity date of October 28, 2033. The Series 16 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced the £ London Interbank Offered Rate (“LIBOR”), and Euro Short-term Rate (“€STR”) replaced € LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at September 30, 2023, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.9	9	$8,886	$8,343	7.2	10	$8,813	$8,104
Wind	5.8	8	5,133	$5,092	5.4	8	5,943	5,824
Utility-scale solar	6.1	12	4,647	$4,571	5.6	13	4,625	4,502
Distributed energy & sustainable solutions(3)	6.2	6	3,035	2,951	4.6	7	2,940	2,687
Total	6.8	9	$21,701	$20,957	6.1	10	$22,321	$21,117
Add: Unamortized premiums(4)			90				105
Less: Unamortized financing fees(4)			(132)				(124)
Less: Current portion			(1,575)				(2,027)
			$20,084				$20,275
(1)Includes $739 million (2022: 1,838 million ) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $105 million (2022: $93 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Includes adjustments to purchase price allocations. Refer to Note 2 - Acquisitions for more details.
(4)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Brookfield Renewable’s financing and refinancing completed for the nine months ended September 30, 2023 are as follows:

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q1 2023	US	Distributed generation	7.03%	Financing	2026	$100 million
Q1 2023	China	Wind	4.4%	Financing	2040	CNY 971 million ($141 million)
Q1 2023	China	Wind	4.6%	Financing	2030	CNY 200 million ($29 million)
Q1 2023	China	Wind	4.6%	Financing	2039	CNY 70 million ($10 million)
Q1 2023	China	Wind	4.4%	Financing	2039	CNY 97 million ($14 million)
Q2 2023	India	Solar	MCLR	Financing	2043	INR 10 billion ($123 million)
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q2 2023	Canada	Hydroelectric	6.19%	Financing	2045	CAD $30 million ($22 million)
Q2 2023	US	Solar	6.62%	Financing	2058 - 2060	$45 million
Q2 2023	US	Wind	SOFR	Refinancing	2033	$311 million
Q3 2023	Brazil	Wind	CDI	Financing	2047	BRL $300 million ($60 million)
Q3 2023	Canada	Solar	CDOR	Financing	2038(2)	CAD $34 million ($23 million)
Q3 2023	US	Wind	SOFR	Financing	2023	$193 million
Q3 2023	US	Wind	SOFR	Financing	2026	$175 million
Q3 2023	China	Wind	PBOC	Financing	2040	CNY 273 million ($37 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP 687 billion ($169 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
(2)Term conversion date in 2024 automatically rolling into a maturity of 2038.

In the second quarter of 2023, the Company extended the maturity of its $650 million credit facility associated with the United States business to mature in 2026.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2023	December 31, 2022
Participating non-controlling interests – in operating subsidiaries	$16,770	$14,755
General partnership interest in a holding subsidiary held by Brookfield	57	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,809	2,892
BEPC exchangeable shares	2,595	2,561
Preferred equity	570	571
Perpetual subordinated notes	592	592
	$23,393	$21,430

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund I	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2022	$477	$2,617	$3,490	$2,134	$1,461	$1,148	$115	$2,159	$14	$1,140	$14,755
Net income	28	40	110	79	50	13	9	80	—	5	414
Other comprehensive income (loss)	(31)	33	216	42	—	(7)	—	394	3	(51)	599
Capital contributions	—	—	—	130	1,799	—	—	—	—	58	1,987
Disposal	(388)	—	(32)	—	(26)	—	—	—	—	(3)	(449)
Distributions	(24)	(60)	(153)	(114)	(77)	(35)	(3)	(128)	(1)	(46)	(641)
Other	27	1	(13)	4	(37)	166	—	—	—	(43)	105
As at September 30, 2023	$89	$2,631	$3,618	$2,275	$3,170	$1,285	$121	$2,505	$16	$1,060	$16,770
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	77% - 80%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $28 million and $83 million were declared during the three and nine months ended September 30, 2023, respectively (2022: $24 million and $71 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 23% by Brookfield and 2% by Brookfield Reinsurance Limited, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2023, exchangeable shareholders of BEPC exchanged 5,150 and 7,725 BEPC exchangeable shares, respectively, (2022: 3,834 and 11,918, respectively) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC exchangeable Share for gross proceeds of $500 million.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2023, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2022: 194,487,939 units), 179,652,266 shares (December 31, 2022: 172,218,098 shares), and 3,977,260 units (December 31, 2022: 3,977,260 units), respectively.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$3	$4
Incentive distribution	28	24	83	71
	29	25	86	75
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	66	62	199	188
BEPC exchangeable shares held by
Brookfield	15	14	46	43
External shareholders
Total BEPC exchangeable shares	15	14	46	43
	$61	$55	$180	$165
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2023	2022	September 30, 2023	December 31, 2022
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$126	$126
Series 2 (C$113)(1)	3.11	7.6	April 2025	3	3	57	57
Series 3 (C$249)	9.96	4.4	July 2024	6	6	183	183
Series 5 (C$103)	4.11	5.0	April 2018	3	3	76	76
Series 6 (C$175)	7.00	5.0	July 2018	5	4	128	129
	31.03			$20	$19	$570	$571
(1) Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2023, totaled $7 million and $20 million, respectively (2022: $6 million and $19 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2023 and 2022.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The interest expense on the perpetual subordinated notes during the three and nine months ended September 30, 2023 of $8 million and $22 million, respectively (2022: $8 million and $22 million, respectively) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million as at September 30, 2023 (December 31, 2022: $592 million).
Distributions paid during the three and nine months ended September 30, 2023, totaled $8 million and $22 million, respectively (2022: $9 million and $22 million, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2023	2022	September 30, 2023	December 31, 2022
Series 7 (C$175)	7.00	5.50	January 2026	5	6	128	128
Series 11 (C$250)(1)	—	5.00	April 2022	—	3	—	—
Series 13 (C$250)	10.00	6.05	April 2028	7	7	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	5	3	115	115
	38.00			$31	$33	$760	$760
(1)In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Limited Partnership units.
Distributions paid during the three and nine months ended September 30, 2023, totaled $11 million and $31 million, respectively (2022: $10 million and $33 million, respectively).
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and nine months ended September 30, 2023 and 2022.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC Exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
As at September 30, 2023, 288,476,452 LP units were outstanding (December 31, 2022: 275,358,750 LP units) including 68,749,416 LP units (December 31, 2022: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2023, 93,728 and 231,007 LP units, respectively (2022: 43,294 and 190,486 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $2 million and $6 million, respectively (2022: $1 million and $7 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

During the three and nine months ended September 30, 2023, shareholders of BEPC exchangeable shares exchanged 5,150 and 7,725 exchangeable shares, respectively (2022: 3,834 and 11,918 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million).
As at September 30, 2023, Brookfield Corporation and its affiliates’ held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Corporation’s direct and indirect interest of 304,589,491 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 46% of Brookfield Renewable on a fully-exchanged basis, Brookfield Reinsurance Limited’s direct and indirect interest of 8,609,969 LP units and BEPC exchangeable shares represents approximately 1% on a fully-exchanged basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Corporation holds a 24% direct limited partnership interest in Brookfield Renewable, a 40% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 23% direct interest in the exchangeable shares of BEPC as at September 30, 2023.
On an unexchanged basis, Brookfield Reinsurance Limited holds a 2% direct limited partnership interest in Brookfield Renewable and a 2% direct interest in the exchangeable shares of BEPC as at September 30, 2023.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and nine months ended September 30, 2023, there were 469,300 LP units (2022: nil) repurchased and cancelled at a total cost of $12 million (2022: nil). An additional 100,000 LP Units were repurchased on September 29, 2023 but were not cancelled until October 4, 2023. During the three and nine months ended September 30, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Brookfield	$23	$22	$70	$67
Brookfield Reinsurance	1	—	2	—
External LP unitholders	73	66	214	200
	$97	$88	$286	$267
In February 2023, Unitholder distributions were increased to $1.35 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2023.
Distributions paid during the three and nine months ended September 30, 2023 totaled $93 million and $275 million (2022: $87 million and $261 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance , as at December 31, 2022	1,526
Disposal	(18)
Adjustments to purchase equation (1)	(73)
Foreign exchange and other	120
Balance, as at September 30, 2023	$1,555
(1)Refer to Note 2 - Acquisitions for more details.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2023:

(MILLIONS)	September 30, 2023
Balance, beginning of year	$1,392
Investment	202
Share of net income	46
Share of other comprehensive income	(6)
Dividends received	(34)
Change in basis of accounting	105
Foreign exchange translation and other	$2
Balance as at September 30, 2023	$1,707
On March 17, 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized $105 million as an equity-accounted investment for its interest.
During the first quarter of 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR 7 billion ($86 million) (approximately INR 1.4 billion ($17 million) net to Brookfield Renewable).
During the second and third quarter of 2023, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. These subscriptions increased the total interest in Powen to 44% (8.8% net to Brookfield Renewable).
During the second quarter of 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading C&I renewable platform based in India with 4,500 MW of operating and development pipeline (“Cleanmax”) for INR 2.5 billion ($30 million) (approximately INR $500 million ($6 million) net to Brookfield Renewable). During the third quarter of 2023, Brookfield Renewable, together with institutional partners, subscribed for additional shares. This subscription increased the total interest to approximately 11% (2% net to Brookfield Renewable).

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Cash	$731	$728
Cash subject to restriction	253	268
Short-term deposits	50	2
	$1,034	$998

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operations	$152	$93
Credit obligations	44	56
Capital expenditures and development projects	6	42
Total	202	191
Less: non-current	(58)	(52)
Current	$144	$139
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Trade receivables	$610	$672
Collateral deposits(1)	291	609
Short-term deposits and advances	90	113
Prepaids and other	161	86
Income tax receivable	74	74
Sales taxes receivable	79	73
Current portion of contract asset	60	54
Inventory	41	42
Other short-term receivables	147	137
	$1,553	$1,860
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2023	December 31, 2022
Operating accrued liabilities	$431	$440
Accounts payable	308	276
Interest payable on borrowings	251	153
Income tax payable	32	78
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	58	53
Current portion of lease liabilities	36	33
Current portion of contract liability	32	24
Other	41	29
	$1,189	$1,086
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2023, Brookfield Renewable had $1 billion (2022: $1 billion) of capital expenditure commitments outstanding of which $597 million is payable in 2023, $434 million is payable in 2024, $11 million is payable in 2025 to 2027, and $3 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2023:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $255 million ($38 million)	20%	Q4 2023
U.S.	Nuclear Services	N/A	$4.5 billion	Approximately $450 million	Q4 2023
U.S.	Utility-scale solar	473 MW operating	$135 million	20%	First of three projects in Q4 2023
China	Wind	350 MW development	CNY $853 million ($125 million)	20%	First of two projects in Q4 2023
Europe	Utility-scale solar	649 MW operating 531 MW development	$900 million	17%	Q4 2023
Australia	Integrated power generator and energy retailer	7 GW of operating and contracted assets with $4.5 million customer accounts	A$9.53 per share, implying an enterprise value of A$19.7 billion for entire Origin	Up to $760 million	Q1 2024
U.S	Distributed energy & sustainable solutions	220 MW development	$14 million	20%	Q4 2023
U.S	Integrated developer and operator of renewable power	5,900 MW of operating and under construction 6,100 MW development	$1.08 billion	25%	Q4 2023
China	Wind	50 MW development	CNY 102 million ($14 million)	20%	Q4 2024
India	C&I renewable platform	4,500 megawatts of operating and development pipeline;	INR $15.4 billion ($188 million)	20%	Q4 2023
Brazil	Distributed energy & sustainable solutions	730 MW development	BRL $320 million ($64 million)	20%	2023-2026
Brazil	Wind	60 MW operating	BRL $112 million ($20 million)	25%	Q4 2023
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2023	December 31, 2022
Brookfield Renewable along with institutional partners	$99	$99
Brookfield Renewable's subsidiaries	1,460	1,510
	$1,559	$1,609
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield and Brookfield Reinsurance Ltd (“Brookfield Reinsurance”).
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2023 (December 31, 2022: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2023 totaled nil (2022: nil and less than $1 million, respectively).
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2023	2022	2023	2022
Revenues
Power purchase and revenue agreements	$—	$—	$12	$22

Direct operating costs
Energy marketing fee & other services	(2)	—	(7)	(4)

Interest expense
Borrowings	$(7)	$—	$(17)	$—
Contract balance accretion	(3)	(2)	$(18)	$(14)
	$(10)	$(2)	$(35)	$(14)

Other
Distribution income	$2	$—	$7	$—
Related party services(1)	$4	$(1)	$19	$(3)

Management service costs	$(43)	$(58)	$(155)	$(199)
(1)Includes financial instrument gain and (loss).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2023	December 31, 2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$60	$54

Due from related parties
Amounts due from	Brookfield	157	105
	Equity-accounted investments and other	55	18
		212	123
Financial instrument assets
	Brookfield	167	395
	Brookfield Reinsurance	8	—

Non-current assets
Other long-term assets
Contract asset	Brookfield	313	341

Due from related parties
	Equity-accounted investments and other	130	128

Current liabilities
Contract liability	Brookfield	32	24

Financial instrument liabilities	Brookfield Reinsurance	—	3

Due to related parties
Amounts due to	Brookfield	297	205
	Equity-accounted investments and other	37	24
	Brookfield Reinsurance	307	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	40	38
		681	588

Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3

Corporate borrowings	Brookfield Reinsurance	11	7

Non-recourse borrowings	Brookfield Reinsurance and associates	105	93
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	1
Contract liability	Brookfield	673	662
		$674	$663
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2023
Current assets	$67	$390	$2,642	$840	$3,100	$(3,930)	$3,109
Long-term assets	4,934	240	2	44,991	62,377	(50,089)	62,454
Current liabilities	70	7	44	8,085	3,727	(7,855)	4,078
Long-term liabilities	—	—	2,586	14	30,566	—	33,166
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	16,770	—	16,770
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,809	—	—	2,809
BEPC exchangeable shares	—	—	—	—	2,595	—	2,595
Preferred equity	—	569	—	—	1	—	570
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
As at December 31, 2022
Current assets	$61	$391	$2,336	$834	$4,172	$(3,611)	$4,183
Long-term assets	4,860	241	3	33,830	59,860	(38,866)	59,928
Current liabilities	60	7	30	7,877	4,455	(7,486)	4,943
Long-term liabilities	—	—	2,299	16	30,567	—	32,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	14,755	—	14,755
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,892	—	—	2,892
BEPC exchangeable shares	—	—	—	—	2,561	—	2,561
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2023
Revenues	$—	$—	$—	$—	$1,179	$—	$1,179
Net income (loss)	(30)	—	—	(332)	444	(58)	24
Three months ended September 30, 2022
Revenues	$—	$—	$—	$—	$1,105	$—	$1,105
Net income (loss)	(58)	—	1	(500)	85	395	(77)
Nine months ended September 30, 2023
Revenues	$—	$—	$—	$—	$3,715	$—	$3,715
Net income (loss)	(64)	—	2	(793)	1,221	(14)	352
Nine months ended September 30, 2022
Revenues	$—	$—	$—	$—	$3,515	$—	$3,515
Net income (loss)	(88)	—	(2)	(907)	448	627	78
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 50% interest in X-Elio that was currently not owned for total consideration of $918 million ($76 million net to Brookfield Renewable for approximately 4% interest). Brookfield Renewable now holds an approximate 17% economic interest in the investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for approximately $1.08 billion (approximately $270 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable together with its institutional partners, subscribed for additional shares in Cleanmax for INR 9.8 billion ($118 million) (approximately INR $2 billion ($23.6 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 36% (approximately 7% net to Brookfield Renewable) and results in majority control of the board of directors.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a leading independent UK renewables developer with approximately 260 MW of onshore wind assets and approximately 800 MW of near-term developments, and an additional 3 GW of later stage projects, for £483 million ($589 million) (expected £97 million ($118 million) net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2023.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2023

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2022 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com xD

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN